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SEC FILE NUMBER	
8 -	51508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Adamson Brothers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Paramus Plaza IV   12 Route 17 North   Suite 120

(No. and Street)

Paramus   NJ   07652

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Altahwi   201-518-1200

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP

(Name -- if individual, state last, first, middle name)

75 Eisenhower Parkway   Roseland   NJ   07068-1697

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

FOR OFFICIAL USE ONLY

MAR 2 3 2005
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Robert Scholing_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Adamson Brothers, Inc._____, as of _____December 31,_____ 20 04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adamson Brothers, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2004

ADAMSON BROTHERS, INC.

Index


Report of Independent Public Accountants

To the Stockholder
Adamson Brothers, Inc.

We have audited the accompanying statement of financial condition of Adamson Brothers, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adamson Brothers, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 18, 2005

2

ADAMSON BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 53,896
Deposits with clearing organizations	52,386
Receivable from clearing organization	440,894
Other assets	112,866
Total	$660,042

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities - accounts payable and accrued expenses	$466,719
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding	-
Additional paid-in capital	206,455
Accumulated deficit	(13,132)
Total stockholder's equity	193,323
Total	$660,042

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions and fees	$2,558,165
Mortgage banking revenues	1,996,865
Investment banking revenues	579,768
Other income	199,461
Total	5,334,259
Expenses:	
Compensation and benefits	2,368,674
Mortgage banking expenses	1,334,232
Investment banking expenses	263,895
Commissions and floor brokerage	181,886
Regulatory fees and expenses	20,085
Communications	125,376
Occupancy and equipment rental	142,801
Interest	1,218
General and administrative	820,444
Total	5,258,611
Income before income taxes	75,648
Provision for income taxes	40,214
Net income	$ 35,434

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2004	10	$ -	$364,655	$(48,566)	$316,089
Capital distributions			(158,200)		(158,200)
Net income	—	—		35,434	35,434
Balance, December 31, 2004	10	$ -	$206,455	$(13,132)	$193,323

See Notes to Financial Statements.

5

ADAMSON BROTHERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating activities:	
Net income	$ 35,434
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	28,255
Deferred income taxes	10,244
Changes in operating assets and liabilities:	
Deposits with clearing organizations	(221)
Receivable from clearing organization	(151,512)
Other assets	(10,814)
Accounts payable and accrued expenses	342,844
Net cash provided by operating activities	254,230
Investing activities - purchases of fixed assets	(25,778)
Financing activities:	
Payments on line of credit, net	(38,301)
Capital distributions	(158,200)
Net cash used in financing activities	(196,501)
Net increase in cash	31,951
Cash, beginning of year	21,945
Cash, end of year	$ 53,896
Supplemental disclosures of cash flow data:	
Interest paid	$ 1,218
Income taxes paid	$ 11,289

See Notes to Financial Statements.

ADAMSON BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Adamson Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company received approval from the SEC to commence brokerage operations on October 9, 1999. The Company is licensed as a First Mortgage Lender/Broker in California, Connecticut and New Jersey. The Company also provides investment banking services.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

Revenue recognition:

Nonrefundable mortgage application fees are recognized upon completion of application processing. Other loan origination and processing income and broker fee income is recognized when the loan closes. Investment banking fees, which are derived from underwriting services for the private placements of certain healthcare facilities, are recognized on the offering date.

Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using the straight-line method.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Equipment, furniture and leasehold improvements:

The carrying value of equipment, furniture and leasehold improvements has been included in other assets as of December 31, 2004 and consists of the following:

	Estimated Useful Life	Amount
Computer equipment	3-5 years	$127,948
Furniture and fixtures	5 years	43,480
Leasehold improvements	4 years	12,708
		184,136
Less accumulated depreciation and amortization		127,097
Total		$ 57,039

Note 3 - Income taxes:

The provision for income taxes consists of the following:

Current:	
Federal	$22,272
State	7,698
Total	29,970
Deferred:	
Federal	7,759
State	2,485
Total	10,244
Total	$40,214

The provision for income taxes includes an adjustment for over or under accruals from prior years.

At December 31, 2004, net deferred tax liabilities of $14,555, which are included in accounts payable and accrued expenses, resulted from temporary differences solely attributable to depreciation.

Note 4 - Credit facility:

The Company maintains an unsecured line of credit with a financial institution. Maximum borrowings under the agreement are $50,000. The agreement provides for interest at the prime rate plus 1% and borrowings are payable on demand. At December 31, 2004, there were no borrowings against this line of credit.

Note 5 - Commitments:
Operating leases:

The Company leases its office space under various operating leases that expire at various times through September 2009. Office leases generally require the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under noncancelable leases in years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$128,651
2006	87,191
2007	81,526
2008	81,526
2009	61,145
Total	$440,039

Rent expense under noncancelable operating leases was $104,917 in 2004.

Note 6 - Capital distributions :

During 2004, the Company made capital distributions to the sole stockholder aggregating $158,200. Such distributions were returns of capital contributions from prior years.

Note 7 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from other brokers. The Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining banking and brokerage relationships with major financial institutions and monitoring their credit ratings.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an average aggregate balance of approximately $3,693,000 during December 2004.

Note 7 - Financial instruments with off-balance-sheet risk and concentration of credit risk (concluded):

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 8 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. The Company had net capital of $80,457 at December 31, 2004, which was $49,342 in excess of its required net capital of $31,115. The Company's net capital ratio was 5.8 to 1 at December 31, 2004.

ADAMSON BROTHERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:

    Total stockholder's equity $193,323

    Deduct nonallowable assets and charges - other assets   112,866

        Net capital $ 80,457

Aggregate indebtedness - total liabilities $466,719

Computation of basic net capital requirement:

    Minimum net capital required (greater of 6-2/3% of aggregate
        indebtedness or $5,000 minimum dollar net capital require-
        ment) $ 31,115

    Excess of net capital $ 49,342

    Excess of net capital at 1,000% $ 33,785

    Ratio of aggregate indebtedness to net capital   5.8 to 1

ADAMSON BROTHERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2004

Reconciliation with the Company's computation (included in
    Part IIA of Form X-17A-5) as of December 31, 2004:
    Net capital as reported in the Company's Part IIA (Unaudited)
        FOCUS report $ 517,576

Decrease in net capital resulting from:		
Audit adjustments, net:		
Balance sheet reclassification	$ 19,724	
Statement of income changes	(456,843)	(437,119)
Net capital per above		$ 80,457

Aggregate indebtedness as reported in the Company's Part IIA
    (Unaudited) FOCUS report $ 29,599

Increase in aggregate indebtedness resulting from
    audit adjustments to increase accounts payable
    and other liabilities and balance sheet reclassifications   437,120

        Aggregate indebtedness per above $ 466,719

See Report of Independent Public Accountants.


Report of Independent Public Accountants
on Internal Control

To the Stockholder
Adamson Brothers, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Adamson Brothers, Inc. as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 18, 2005